GREAT-WEST
LIFECO INC.

RECEIVED

2007 JUL 25 A 6:

07025449

July 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated July 19, 2007 announcing Great-West Lifeco to release second quarter results

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

7/25

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco to release second quarter results

Winnipeg, July 19, 2007 . . . Great-West Lifeco Inc. will release its second quarter financial results on Wednesday, August 1, 2007.

The results will be discussed in an analyst conference call and audio webcast hosted by company management at 3 p.m. (EDT) on August 1.

The one-hour call can be accessed by calling the following numbers:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The analyst slide presentation will be accessible on Great-West Lifeco's website following the release of the second quarter results, along with a printer-friendly version of the slide presentation, at this location: http://www.greatwestlifeco.com/english/presentations/1_08_07.html

A replay of the call will be available from Aug. 1, 2007 until Aug. 8, 2007 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217094#). The archived webcast will be available from approximately 6:00 p.m. (EDT) on August 1, 2007 until January 1, 2008 on Great-West Lifeco's website at this location: http://www.greatwestlifeco.com/english/presentations/1_08_07.html

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $216 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

END